PHH Mortgage
                 PHH
3000 Leadenhall Road
Mt. Laurel, NJ 08054

   REPORT ON ASSESSMENT OF COMPLIANCE WITH REGULATION AB SERVICING
                             CRITERIA

PHH Mortgage Corporation (the "Asserting Party") is responsible for assessing compliance as of December 31, 2006 and for the period from January 1, 2006 through December 31, 2006(the "Reporting Period") with the servicing criteria set forth in Section 229.1122(d) of the Code of Federal Regulations
(the "CFR"), except for the criteria set forth in Section 229.1122(d)(3)(i)
(c), (d)(4)(ii), (d)(4)(xv) and (d)(1)(iii) of the CFR, which the Asserting Party has concluded are not applicable to the servicing activities it performs with respect to the transactions covered by this report(the "Applicable Servicing Criteria"). The criteria set forth in Section 229.1122(d)(4)(vii) and (d)(4)(xi) of the CFR are performed by the outsource providers on behalf of the Asserting Party; however, the Asserting Party has monitored the outsourcing of these criteria and assumes responsibility for compliance.
The transactions covered by this report include all non-agency loan sale agreements executed after January 1, 2006 as well as all re-securitization transactions after January 1, 2006 for which the Asserting Party served as servicer(the "Platform").

The Asserting Party has assessed its compliance with the Servicing Criteria as of December 31, 2006 and for the Reporting Period and has concluded that the Asserting Party has complied, in all material respects, with the Servicing Criteria with respect to the Platform taken as a whole except for as discussed below.


Standard                                 Description

1122(d)(1)(i)    The Asserting Party has not instituted policies and
                 procedures specifically monitor performance or other triggers or events of default stated in the transaction agreements

1122(d)(1)(iv)   During the months of July, August, and September the
                 Company's minimum coverage requirement exceeded its $160
                 million bond by amounts ranging up to approximately $1.3 million. Effective September 27, 2006, the Company's fidelity bond was increased to $170 million

1122(d)(3)(i)(A) The Asserting party did not maintain or provide one of the required monthly reports stated in the transaction agreements during the year

1122(d)(3)(i)(D) The Asserting Party did not perform procedures to agree with the unpaid principal balance and number of laons serviced by the Asserting Party with that of the investors or trustees

Deloitte & Touche, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Servicing Criteria for the Reporting Period as set forth in this assertion.


PHH Mortgage Corportation

Date:  February 28, 2007



/s/ Terence W. Edwards
---------------------------
Terence W. Edwards
President and Chief Executive Officer


/s/ Mark Danahy
---------------------------
Mark Danahy
Senior Vice President and Chief Financial Officer


/s/ Martin L. Foster
---------------------------
Martin L. Foster
Senior Vice President - Loan Servicing